NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES.

Zentek Ltd. Announces Filing of Preliminary Prospectus in

Connection with $30,010,172 Offering

Guelph, ON - November 24, 2021 - Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), is pleased to announce that, further to the news release of November 16, 2021, the Company has filed a preliminary prospectus dated November 22, 2021 in order to qualify the distribution of 5,129,944 common shares of the Company (the "Common Shares") at a purchase price of $5.85 per Common Share (the "Offering Price") for aggregate gross proceeds of $30,010,172 (the "Prospectus Offering").

Pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") between the Company and Eight Capital ("Eight"), as lead underwriter and sole bookrunner, Leede Jones Gable Inc. and Research Capital Corporation (together with Eight, the "Underwriters"), the Underwriters will purchase an aggregate of 3,419,000 of such Common Shares at the Offering Price for aggregate gross proceeds of $20,001,150, and 1,710,944 of such Common Shares will be issued to certain purchasers who have agreed to purchase the Common Shares on a non-brokered basis at the Offering Price, for gross proceeds of $10,009,022.40, which has been fully allocated.

The Company has also granted the Underwriters an over-allotment option to purchase up to an additional 512,850 Common Shares at the Offering Price for additional gross proceeds of up to $3,000,172.50 (the "Over-Allotment Option"), upon the terms and conditions set forth in the Underwriting Agreement. The Over-Allotment Option is exercisable, in whole or in part, by Eight, on behalf of the Underwriters, by giving written notice to the Company on or before a date that is not later than 30 days following the closing date and shall be exercisable to acquire Common Shares at the Offering Price.

The net proceeds from the Offerings will be used for capital expenses, research and development, acceleration of business growth opportunities and working capital. Closing of the Offering is expected to occur on or about December 8, 2021 and is subject to regulatory approval, including that of the TSX Venture Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

Clarification of September 22, 2021 News Release:

ZEN would also like to clarify the news release of September 22, 2021 (the "September 22 news Release") at the request of Health Canada. The September 22 News Release described the approval by Health Canada of the ZENGuard™ coated disposable face mask produced by Trebor Rx Corp. Health Canada has asked ZEN to clarify that authorization from Health Canada under Interim Order No.2 - Respecting the Importation and Sale of Medical Devices for Use in Relation to COVID-19 was received in respect of the selling of the ZENGuard™ coated disposable face mask produced by Trebor Rx Corp.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

To find out more about Zentek Ltd., please visit our website at www.zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at www.sedar.ca.

For further information:

Matt Blazei

CORE IR

(212) 655-0924
mattb@coreir.com

Forward-looking statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.